

Burns Figa & Will P.C.

TELECOPIER TRANSMITTAL SHEET

RECEIVING TELECOPY NO: (202) 942-9528

DATE: MAY 13, 2005

TIME: 10:38 AM

DELIVER TO: H. ROGER SCHWALL, ESQ.

FROM: HERRICK K. LIDSTONE, JR.

COMMENTS: PLEASE SEE THE ATTACHED.

FILE NO.: 4011.0000

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BURNS FIGA & WILL P.C.
ATTORNEYS AT LAW
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Burns
Figa&
Will P.C.

HERRICK K. LIDSTONE, JR.
720 493 3195
hklidstone@bfw-law.com

May 13, 2005

Via facsimile (202-942-9528)

H. Roger Schwall, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-0405

Re: Golden Eagle International, Inc.
        Form 10-K, filed April 15, 2005
        File No. 000-23726

Dear Mr. Schwall:

Golden Eagle International, Inc. has asked us to assist in responding to your letter of May 6, 2005. Based on the letter, we understand that you have requested a complete response by not later than May 16, 2005. I have attempted to call your office to speak with you about an extension through the end of the week, until May 20, 2005. I have not been able to get through to your voice mail, although I did leave a message at Mr. Schuler's number.

Please accept this letter as our formal request for an extension until May 20, 2005. You may reach me at the above telephone number.

Sincerely yours,



Herrick K. Lidstone, Jr.
For the Firm

Cc: Terry C. Turner, President
       Golden Eagle International, Inc.